July 2, 2018

Barbara C. Jacobs, Assistant Director

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:       TipMeFast, Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-222880

Dear Ms. Jacobs:

General

1. Please file updated interim financial statements in accordance with Rule 8-08 of Regulation S-X.

Updated Statements included.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

Liquidity and Capital Resources, page 12

2. We note your disclosure regarding the milestones you anticipate completing. Please revise your disclosure to fully describe each milestone and discuss how you will perform and/or achieve each milestone. For example, please clarify whether you intend to hire additional employees to complete the application.

Additional disclosure added.

3. Revise the first sentence to say that as of December 31, 2017 the company has $13,025 in non-current assets.

Revised.

Financial Statements, pages F-2 – F-5

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4. Revise the financial statement titles to read as “Balance Sheet”; “Statement of Operations”; “Statement of Stockholders’ Equity”; and “Statement of Cash Flows.” Also, please ensure the auditor report makes reference to the same titles.

So Revised.

Notes to the Audited Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-6

5. Revise to remove from “Cash and Cash Equivalents” the $13,025 of restricted cash held in the attorney’s IOLTA account and reported as a non-current asset and not a cash equivalent. See ASC 210-10-45-1 and 4a, and FASB Master Glossary definition of cash equivalents.

Revised.

Sincerely,

/s/ Raid Chalil

Raid Chalil, Chief Executive Officer

TipMeFast, Inc.

cc: Frank Knapp, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

Michael Foland, Attorney-Advisor

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